Mitel Networks Corporation

350 Legget Drive

Ottawa, Ontario, Canada

K2K 2W7

April 7, 2015

VIA EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 26, 2015

File No. 1-34699

Dear Mr. Pacho:

Mitel Networks Corporation (the “Company”) hereby acknowledges receipt of the comment letter dated March 24, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission concerning the above captioned Form 10-K.

The Company intends to file its written response to the Comment Letter no later than April 21, 2015. Please contact Stephen C. Centa at (416) 504-0527 or Adam M. Givertz at (416) 504-0525, in each case of Paul, Weiss, Rifkind, Wharton & Garrison LLP, should you have any questions or comments regarding this letter.

Very truly yours,

/S/ Steven E. Spooner
Steven E. Spooner Chief Financial Officer Mitel Networks Corporation

cc:	Adam M. Givertz, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP